Exhibit 99.1

Hanwha Q CELLS Announces Shareholder Resolutions Adopted at Annual General Meeting

Seoul, South Korea, January 11, 2018 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today announced the shareholder resolutions adopted at its annual general meeting of shareholders (“AGM”) held in Seoul, South Korea on December 29, 2017.

Hanwha Q CELLS’ shareholders adopted the following resolutions:

•	As an ordinary resolution, that Hyun Chul (Richard) Chun, who was nominated for the second term by the directors of the Company as a director on November 10, 2017, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM
•	As an ordinary resolution, that Seung Heon (Steve) Kim, who was nominated for the second term by the directors of the Company as a director on November 10, 2017, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM
•	As an ordinary resolution, that Moon Seong (Mason) Choi, who was elected by the directors of the Company as a director on November 10, 2017, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM
•	As an ordinary resolution, that Joo Yoon, who was elected by the directors of the Company as a director on November 10, 2017, be re-elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM
•	As an ordinary resolution, that Ernst & Young Han Young be appointed as independent auditor of the Company for the financial statements ending December 31, 2017

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world's largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ), with diverse international manufacturing facilities in Malaysia and China. Its domicile is Georgetown, Grand Cayman Islands. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the Company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com/.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS' operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.